UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended September 30, 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6
EXHIBIT 99.7
EXHIBIT 99.8
EXHIBIT 99.9
EXHIBIT 99.10
EXHIBIT 99.11
EXHIBIT 99.12

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

We hereby furnish the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter ended September 30, 2014.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On October 10, 2014, we announced our results of operations for the quarter ended September 30, 2014. We issued press releases announcing our results under International Financial Reporting Standards (“IFRS”) in U.S. dollars and Indian rupees, copies of which are attached to this Form 6-K as Exhibits 99.1 and 99.2, respectively.

On October 10, 2014, we held a press conference to announce our results, which was followed by a question and answer session with those attending the press conference. The transcript of this press conference is attached to this Form 6-K as Exhibit 99.3.

We have also made available to the public on our web site, www.infosys.com, a fact sheet that provides details on our profit and loss account summary for the quarters ended September 30, 2014 and 2013 (as per IFRS); revenue by geographical segment, service offering, project type, and industry classification; information regarding our client concentration; employee information and metrics; infrastructure information; and consolidated IT services information. We have attached this fact sheet to this Form 6-K as Exhibit 99.4.

On October 10, 2014, we also held two teleconferences with investors and analysts to discuss our results. Transcripts of those two teleconferences are attached to this Form 6-K as Exhibits 99.5 and 99.6, respectively.

Our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer held a question and answer session with CNBC on October 10, 2014. The transcript of this question and answer session is attached to this Form 6-K as Exhibit 99.7.

Our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Head – Human Resources held a common television address to business television channels on October 10, 2014, addressing analyst questions. The transcript of this address is attached to this Form 6-K as Exhibit 99.8.

We placed advertisements in certain Indian newspapers concerning our results of operations for the quarter ended September 30, 2014, under IFRS. A copy of the form of this advertisement is attached to this Form 6-K as Exhibit 99.9.

We have made available to the public on our web site, www.infosys.com, the following: Unaudited Condensed Financial Statements in compliance with IFRS; Audited Financial Statements in compliance with IFRS in Indian Rupees and the Auditors Report; Indian GAAP Standalone Balance Sheet, Standalone Statement of Profit and Loss, Standalone Cash Flow statement, Notes on Accounts and Auditors Report for the quarter ended September 30, 2014. We have attached these documents to this Form 6-K as Exhibits 99.10, 99.11 and 99.12 respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ Dr. Vishal Sikka

Date: October 15, 2014	Dr. Vishal Sikka Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	IFRS USD Press Release
99.2	IFRS INR Press Release
99.3	Transcript of October 10, 2014 Press Conference
99.4	Fact Sheet regarding Registrant's Profit and Loss Account Summary for the three months ended September 30, 2014 and 2013 (as per IFRS); Revenue by Geographical Segment, Service Offering, Project Type, and Industry Classification; Information regarding Client Concentration; Employee Information and Metrics; Infrastructure Information; and Consolidated IT Services Information
99.5	Transcript of October 10, 2014 11:00 a.m. IST Earnings Call
99.6	Transcript of October 10, 2014 6:00 p.m. IST Earnings Call
99.7	Transcript of October 10, 2014 CNBC Question and Answer session with Company's Officers
99.8	Transcript of October 10, 2014 Common TV address with Company's Officers
99.9	Form of Advertisement placed in Indian Newspapers
99.10	Unaudited Condensed Financial Statements in compliance with IFRS
99.11	Audited Financial Statements in compliance with IFRS in Indian Rupees and the Auditors Report
99.12	Indian GAAP Standalone Balance Sheet, Standalone Statement of Profit and Loss, Standalone Cash Flow statement, Notes on Accounts and Auditors Report for the quarter and half-year ended September 30, 2014